March 28, 2018
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission Division of Corporation Finance
Attn: Jim Rosenberg and Lisa Vanjoske
100 F. Street NE
Washington, D.C. 20549

Re:	UnitedHealth Group Incorporated
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 13, 2018
File No. 001-10864
Dear Mr. Rosenberg and Ms. Vanjoske:
On behalf of UnitedHealth Group Incorporated (the "Company"), this letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Company's Form 10-K for the year ended December 31, 2017, filed with the Commission on February 13, 2018, as detailed in the Staff's letter dated March 21, 2018 (the "Comment Letter").
The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter. For your convenience, we have reproduced the Staff's comment preceding each response.

Form 10-K for the year ended December 31, 2017
Financial Statements
Note 7 - Medical Costs Payable, page 58

1.
It appears you have aggregated the UnitedHealthcare and OptumHealth segments in the disclosure required by ASC 944-40-50-4A. ASC 944-40-55-9C specifically states that, when presenting this disclosure, amounts from different reportable segments should not be aggregated. Please tell us why you believe your current disclosure complies with the applicable guidance.

Response:
The Company is committed to providing investors and users of our financial statements with relevant and easy to understand information, consistent with the Commission’s ongoing simplification initiatives. Information related to OptumHealth is aggregated with UnitedHealthcare as the OptumHealth information is not material and represents less than 10% of combined medical costs payable and medical costs as of and for the year ended December 31, 2017. This conclusion aligns with the guidance in ASC 280, which requires an entity to report a segment separately if its revenues, profit/loss or assets are 10% or more of the combined revenues, profit/loss or assets.
Aggregating the OptumHealth and UnitedHealthcare segments is also consistent with the objectives in ASC 944-40-50-4H, which requires entities to disclose information in a manner that allows users to understand the amount, timing, and uncertainty of cash flows. OptumHealth’s products generally supplement UnitedHealthcare product offerings to the same insured member, and have similar timing and uncertainty

Mr. Rosenberg and Ms. Vanjoske
March 28, 2018

of cash flows. Our disclosures are also consistent with how we discuss and disclose information about medical costs payable within our earnings release, Management’s Discussion and Analysis, and other investor materials.
Note 9 - Income Taxes, page 61

2.
You disclose that the Company’s measurement of the income tax effects of Tax Reform for the year ended December 31, 2017 is reasonably estimated. Please clarify whether your accounting is complete or whether there are certain income tax effects of Tax Reform for which the accounting is incomplete. To the extent your accounting is incomplete, please provide us the following information pursuant to Staff Accounting Bulletin 118:

•	Qualitative disclosures of the income tax effects of the Act for which the accounting is incomplete;

•	Disclosures of items reported as provisional amounts;

•	Disclosures of existing current or deferred tax amounts for which the income tax effects of the Act have not been completed;

•	The reason why the initial accounting is incomplete;

•	The additional information that is needed to be obtained, prepared, or analyzed in order to complete the accounting requirements under ASC Topic 740.

Response:
The Company’s accounting for the income tax effects of Tax Reform was materially complete as of December 31, 2017; therefore no information pursuant to Staff Accounting Bulletin 118 is required.
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The Company is available at the convenience of the Staff to discuss the matters raised in the Comment Letter or this response. Please contact the undersigned at (952) 936-1875 with any questions.
Sincerely,

/S/ THOMAS E. ROOS
Thomas E. Roos
Senior Vice President and Chief Accounting Officer